                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 333-89863
                                                                       ---------

    (Check one)

    [ ] Form 10-K and Form 10-KSB      [ ] Form 11-K

    [ ] Form 20-F       [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

    For period ended       June 30, 2002
                     -----------------------------------------------------------

    [ ] Transition Report on Form 10-K and Form 10-KSB

    [ ] Transition Report on Form 20-F

    [ ] Transition Report on Form 11-K

    [ ] Transition Report on Form 10-Q and Form 10-QSB

    [ ] Transition Report on Form N-SAR

    For the transition period ended
                                    --------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

--------------------------------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  GRANT GEOPHYSICAL, INC.
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)
                                                         -----------------------
                                 16850 PARK ROW
--------------------------------------------------------------------------------

City, state and zip code
                               HOUSTON, TX 77084
                         -------------------------------------------------------


                                    12b25-1

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has experienced unanticipated delays in obtaining new auditors. This has resulted in the Registrant being unable to complete the timely filing of the Form 10-Q for the three and six months ended June 30, 2002.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Scott A. McCurdy                                         (281)398-9503
--------------------------------------------------------------------------------
         (Name)                                    (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   [X]Yes  [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   [X]Yes  [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company estimates that the net loss applicable to common stock for the three months ended June 30, 2002 was $3.6 million, compared to $8.1 million for the three months ended June 30, 2001. The net decrease during the second quarter of 2002 of $4.5 million, or 55.6%, was primarily the result of increased activity levels in Latin America as well as the fact that the Company impaired all of its goodwill and certain of its fixed assets at the end of 2001 which has led to decreased depreciation and amortization.

         The Company estimates that the net loss applicable to common stock for the six months ended June 30, 2002 was $5.9 million, compared to $14.8 million for the six months ended June 30, 2001. The net decrease during the second quarter of 2002 of $8.9 million, or 60.1%, was primarily the result of increased activity levels in Latin America as well as the fact that the Company impaired all of its goodwill and certain of its fixed assets at the end of 2001 which has led to decreased depreciation and amortization.

         The Company estimates that revenues for the three months ended June 30, 2002 were $15.6 million, compared with $12.0 million for the three months ended June 30, 2001. The net increase during the second quarter of 2002 of $3.6 million, or 30.0%, was primarily the result of increased revenues from data acquisition operations in Latin America partially offset by decreased revenues from data acquisition operations in the United States, Canada and the Far East.

            The Company expects Elliott to review and consider Company requests that Elliott post cash collateral to allow borrowings under the supplemental term loan of the Foothill/Elliott credit facility based upon, among other things, the recent performance of the Company at the time of each request. Elliott has not committed to post any cash collateral in respect of the supplemental term loan and may refuse to do so in its sole and absolute discretion.

            Under current circumstances defaults are expected to occur under the Foothill/Elliott Credit Facility. Accordingly, the Company expects to continue to classify any otherwise long-term debt under the Foothill/Elliott Credit Facility as current in the Company's financial statements for the foreseeable future. Upon any events of default under the Foothill/Elliott Credit Facility, Foothill may accelerate the maturity of amounts outstanding under the Foothill/Elliott Credit Facility at any time and Foothill could refuse to advance additional amounts to the Company under the revolving facility and supplemental term loan, respectively. If Foothill were to accelerate amounts due under the Foothill/Elliott Credit Facility or upon other events of default under the indenture for the Company's 9 3/4% Senior Notes due 2008, the trustee could take the steps necessary to cause that debt to become immediately due and payable. Accordingly, the Company expects to continue to classify any otherwise long-term debt related to the Senior Notes as current in the Company's financial statements for the foreseeable future. If any of the Company's debt was accelerated, it would be unlikely that the Company would be able to continue its operations without seeking protection from its creditors under the federal bankruptcy code.

                            GRANT GEOPHYSICAL, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2002   By Scott A. McCurdy
     ---------------      ------------------------------------------------------
                          Controller

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


                                    12b25-2